Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Short Duration Credit Opportunities Fund

811-22518

The Board of the above referenced fund approved the removal of the prospectus policy limit to effective leverage. The source of leverage going forward will include a proportion of structured term preferred. The prospectus language in place reflects structural leverage sourced by debt and includes a policy limiting its effective leverage to 38.0% of the Funds Managed Assets.